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                                                                      EXHIBIT 99
         IMMEDIATELY                             TAMMY HUBACEK

                      MET-COIL SYSTEMS CORPORATION REPORTS:

                          - NET INCOME OF $3.2 MILLION
                      - NASDAQ SMALL CAP MARKET INCLUSION
                    - REFINANCE ARRANGEMENT WITH NEW LENDER

CEDAR RAPIDS, IA - August 23, 1999 - Met-Coil Systems Corporation (METS), a supplier of advanced sheet metal forming equipment, fabricating equipment and glass processing technologies for the global market, announces net income of $3.2 million for fiscal year ended May 31, 1999.

         "Order entry has been solid for the entire year, and continues to be strong", reports James D. Heitt, President and Chief Operating Officer of Met-Coil. "Over the past year our steel service center, custom fabrication lines and special rollformer markets have taken on increased importance. Our new product introductions have expanded our sales to a broader base of industries."

         In July 1999, the Company refinanced its long-term debt with American National Bank and Trust Company of Chicago, a subsidiary of Bank One, which decreased interest rates on bank debt by approximately three percent. The proceeds were used to retire senior notes, a revolving line of credit and the remainder of a settlement agreement obligation from 1992. The Company exercised its right to prepay the settlement agreement obligation. "Our new financing is a very positive step toward reducing the Company's overall debt costs, improving cash flow on an annual basis and allowing for greater financial and operating flexibility", reports Mr. Heitt.

         In August 1999, the Company was notified that its application for listing on the NASDAQ SmallCap Market has been approved and it is now traded on that market under the trading symbol METS.

              FOURTH QUARTER RESULTS AND TWELVE-MONTH PERFORMANCE

         Net revenues of $45.3 million for fiscal 1999 compares favorably to $44.8 million for fiscal 1998. Last year's revenues included approximately $3.0 million of revenues from a one-time surge of sales when a previous competitor discontinued selling plasma cutting machines. This year, the Company improved market share on other product lines to increase revenues above the 1998 level. Fourth quarter revenues for fiscal 1999 were $13.0 million compared to $10.9 million a year ago.

         Operating income for the year increased to $4.6 million from $3.7 million in fiscal 1998. This increase was due to improved margins and lower operating costs. Operating income for the fourth quarter of fiscal 1999 was $1.5 million compared to $842,000 in the fourth quarter of fiscal 1998.

         Net income for fiscal 1999 was $3.2 million, or $.74 diluted earnings per share, which included income before tax of $2.2 million plus $1.0 million of income tax credits. Net income for fiscal 1999 also included a one-time expense of $523,000 during the fourth quarter to reflect a change in the timing of payments under a 1992 settlement obligation, which is included in other expense. This compares favorably with 1998 net income of $3.0 million or $.69 diluted earnings per share, which included income before tax of $1.9 million plus $1.1 million of income tax credits.

         Due to the 1999 fourth quarter one-time expense of $523,000 and the 1998 fourth quarter income tax credits of $1.1 million, the Company's 1999 fourth quarter net income was $486,000 or $.11 diluted earnings per share compared to $1.7 million, or .48 diluted earnings per share in the fourth quarter of fiscal 1998. (See Table to Follow.)

         Order entry remains strong and at July 31, 1999 the Company had order backlog of $21.2 million, compared to $19.8 million at July 31, 1998.

         Met-Coil is headquartered in Cedar Rapids, Iowa. Its operating units include Iowa Precision Industries, Inc. also in Cedar Rapids and The Lockformer Company in Lisle, Illinois. The Company markets its machinery and metal fabrication systems primarily through a worldwide distributor network.


                                     # # #

                                 Table to Follow


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                          MET-COIL SYSTEMS CORPORATION
                  CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

                                                         Three Months Ended                            Year Ended
                                                           May 31,                                      May 31,
                                                   1999               1998                       1999              1998
                                                -----------        -----------                -----------       -----------
                                                (In thousands, except per share amounts)

Net Revenues                                    $    12,972        $    10,880               $     45,306       $    44,811
                                                ===========        ===========                ===========       ===========

Operating Income                                      1,545                842                      4,569             3,683

Interest expense, net                                  (527)              (312)                    (1,329)           (1,516)

Other income (expense), net                            (732)                45                     (1,025)             (316)
                                                -----------        -----------                -----------       -----------

Income before taxes                                     286                575                      2,215             1,851

    Income tax credits                                  200              1,129                      1,010             1,129
                                                -----------        -----------                -----------       -----------

Net income                                              486              1,704                      3,225             2,980

Preferred stock dividends and accretion                (109)              (160)                      (464)             (637)
                                                -----------        -----------                -----------       -----------

Net income applicable to common stock           $       377        $     1,544                $     2,761       $     2,343
                                                ===========        ===========                ===========       ===========

Diluted Earnings per common share               $      0.11        $      0.48                $      0.74       $      0.69
                                                ===========        ===========                ===========       ===========
